

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Charles Arnold
Chief Executive Officer
Crosswind Renewable Energy Corp
20295 29th Place, #200
Aventura, Fla 33180

> **Re: Crosswind Renewable Energy Corp**
> **Amendment to Form 10 filed March 17, 2021**
> **File No. 000-26439**

Dear Mr. Arnold:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment to Form 10 filed March 17, 2021

Business of the issuer,, page 1

1. We note your response to comment 2 but are unable to find revised disclosure. Revise to provide milestones you anticipate achieving in the short- and long-term, and the nature of the "preliminary discussions with several potential parties." Please also provide us with a copy of the letters of intent on a supplemental basis. We may have additional comments.

Acquisition by RCK Development LLC,, page 3

2. Please update this section with the contents of your response to our third comment from our letter dated February 15, 2021.

Business Strategy, , page 7

3. Please update the filing with the contents of your response to our fourth comment from our letter dated February 15, 2021.

<u>Item 16. Financial Statements and Exhibits, page F-1</u>

4.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

<u>General</u>

5.   We note your response to comment No. 1. Please disclose (1) how the current company has evolved since the last filing made by Stealth MediaLabs, Inc. and, as applicable, (2) the reason(s) why you are unable to disclose information regarding previous management of the registrant going back to Stealth MediaLabs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction